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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             ECC International Corp.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                          23-1714658
       -----------------------                               -------------------
       (State of incorporation                                 (IRS Employer
           or organization)                                  Identification No.)


 2001 West Oak Ridge Road, Orlando, FL                           32809-3803
----------------------------------------                         ----------
(Address of principal executive offices)                         (Zip Code)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [_]

Securities Act registration statement number to which this form relates: ___________________
           (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each Class                 Name of Each Exchange on Which
      to be so Registered                 Each Class is to be Registered
      -------------------                 ------------------------------

Preferred Stock Purchase Rights               New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act: None



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Explanatory Note:

         This Amendment No. 1 to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated August 27, 1996 (the "Form 8-A"), filed by ECC International Corp. (the "Company") with respect to the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of August 27, 1996 between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Mellon Bank, N.A., as Rights Agent (the "Rights Agent"). On March 25, 1997, the Company and the Rights Agent entered into Amendment No. 1 to Rights Agreement ("Amendment No. 1"), which is included as Exhibit 2 hereto and is incorporated herein by reference. In general, Amendment No. 1 amended the Rights Agreement, among other things, to increase the threshold of Beneficial Ownership (as such term is defined in the Rights Agreement) in the definition of "Acquiring Person" to 30%. On March 12, 1999, the Company and the Rights Agent entered into Amendment No. 2 to Rights Agreement ("Amendment No. 2"), which is included as Exhibit 3 hereto and is incorporated herein by reference. In general, Amendment No. 2 amended the Rights Agreement, among other things, to: (i) eliminate provisions related to "Continuing Directors," (ii) eliminate provisions related to "Permitted Offers,"
(iii) amend the time period during which the Rights may be redeemed, and (iv) make certain other revisions. The Rights Agreement, as amended through the date hereof, is referred to herein as the "Rights Agreement."


Item 1.  Description of Registrant's Securities to be Registered.

         On August 27, 1996, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, par value $.10 per share (the "Common Stock"), to stockholders of record at the close of business on September 17, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, $.10 par value (the "Preferred Stock") at a Purchase Price of $40.00 in cash per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days (or such later date as may be determined by the Board of Directors of the Company) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 30% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later

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date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 17, 2006 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued hereafter, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event set forth in this paragraph are referred to as a "Section 11(a)(ii) Event."

         For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase for $40.00 such number of shares of Common Stock (or other consideration, as noted above) as equals $40.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $40.00.

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         In the event that, at any time after any person has become an Acquiring
Person, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged, or (ii) 50% or more of the Company's assets or earning power are sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event.

         For example, at an exercise price of $40.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase for $40.00 such number of shares of common stock of the acquiring company as equals $40.00 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company for $40.00.

         At any time after the occurrence of a Section 11(a)(ii) Event, and subject to certain conditions, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of Common Stock occurring, in any such case, prior to the Distribution Date.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable.

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Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $10 per share and will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidating payment of $10 per share and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time prior to the earlier of (i) ten business days (or such later date as may be determined by the Board of Directors of the Company) following the Stock Acquisition Date (or if the Stock Acquisition Date shall have occurred prior to the Record Date, ten business days following the Record
Date), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash, shares of Common Stock or any other form of consideration, or any combination of the foregoing, deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to such time as the Rights

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are no longer redeemable.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Certificate of Designations, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock, is filed as Exhibit 1 to the Form 8-A and is incorporated herein by reference. Amendment No. 1 is filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 25, 1997, and is incorporated herein by reference. Amendment No. 2 is filed as
Exhibit 3 hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.


Item 2.       Exhibits.

  1 Rights Agreement, dated as of August 27, 1996 between the Company and Mellon Bank, N.A., is incorporated herein by reference to
               Exhibit 1 to the Company's Registration Statement on Form 8-A (File No. 001-8988)

  2 Amendment No. 1 to Rights Agreement, dated as of March 25, 1997, between the Company and Mellon Bank, N.A., is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 25, 1997 (File No. 001-8988)

  3 Amendment No. 2 to Rights Agreement, dated as of March 12, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Mellon Bank, N.A.




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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             ECC INTERNATIONAL CORP.



Date: April 9, 1999                          By: /s/ James C. Garrett
                                                 -------------------------------
                                                 James C. Garrett
                                                 President and Chief
                                                 Executive Officer




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                                  EXHIBIT INDEX


Exhibit No.                    Description


  1 Rights Agreement, dated as of August 27, 1996 between the Company and Mellon Bank, N.A., is incorporated herein by reference to
               Exhibit 1 to the Company's Registration Statement on Form 8-A (File No. 001-8988)

  2 Amendment No. 1 to Rights Agreement, dated as of March 25, 1997, between the Company and Mellon Bank, N.A., is incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March 25, 1997 (File No. 001-8988)

  3 Amendment No. 2 to Rights Agreement, dated as of March 12, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as successor to Mellon Bank, N.A.


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